EXHIBIT 2.3


                            ARTICLES OF AMENDMENT OF
                               AUTO N CORPORATION


The Articles of Amendment to the original Articles of Incorporation of Auto N Corporation, a Wyoming corporation, are set forth as follows:


                               A. ARTICLE I - Name

               The name of the corporation is Auto N Corporation.


                          AMENDMENT - ARTICLE I - Name

   The name of the corporation is amended to: Advanced Gaming Technology, Inc.


                              B. ARTICLE IV - Stock

The aggregate number of shares of common stock which this corporation shall have authority to issue is 10,000,000 shares of five mil($0.005) par value common stock.


                        B. AMENDMENT - ARTICLE IV - Stock

The aggregate number of shares of stock which this corporation shall have authority to issue is 10,000,000 common shares of five mil ($0.005) par value common stock and four million shares of cumulative, ten percent (10%) cumulative preferred stock with a ten cent ($0.10) par value.

C. Date of Adoption: The aforesaid Amendments to the Articles of Incorporation of Auto N Corporation, were adopted at a special Shareholders Meeting held April 22, 1991.

D. As of the date of the Special Shareholders Meeting the corporation had issued and outstanding three million twenty thousand (3,020,000) of $0.005 par value stock, all of which were entitled to vote on the proposed Amendments. None of the shares of the corporation were entitled to vote as a class.

E. At the Special shareholders Meeting held April 22, 1991, two million five hundred seventy thousand (2,570,000) voted in favor of the Amendments to Article I and Article IV and zero (0) voted against the Amendments. None of the shares were entitled to vote as a class.

Dated this 22nd day of April, 1991.


--------------------------------       --------------------------------
Robert M. Nordstrom                    John Richardson
Secretary                              President